EXHIBIT 21.1

JOHNSON CONTROLS INTERNATIONAL PLC

The following is a list of significant subsidiaries of Johnson Controls International plc, as defined by Section 1.02(w) of Regulation S-X, as of September 30, 2022.

Name of Company	Jurisdiction Where Subsidiary is Incorporated

Johnson Controls Security Solutions LLC	Delaware, United States
Johnson Controls, Inc.	Wisconsin, United States